Filed pursuant to Rule 433

Registration No. 333-168062

Issuer Free Writing Prospectus

Dated December 6, 2010

Canadian Imperial Bank of Commerce

US$1,000,000,000 2.350% SENIOR NOTES DUE 2015

Issuer:	Canadian Imperial Bank of Commerce (the “Bank”)

Title of Securities:	2.350% Senior Notes due 2015 (the “Securities”) issued by way of a public offering in the United States pursuant to a Base Shelf Prospectus dated July 14, 2010, and a Prospectus Supplement dated December 6, 2010.

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	December 11, 2015

Price to Public:	99.897% per and accrued interest, if any

Coupon (Interest Rate):	2.350%

Re-offer Yield:	2.372%

Spread to Benchmark Treasury:	T + 85 basis points

Benchmark Treasury:	1.375% due 11/30/15

Benchmark Treasury Yield:	1.522% (1.375% due 11/30/15)

Interest Payment Dates:	June 11 and December 11 of each year, commencing on and from June 11, 2011

Trade Date:	December 6, 2010

Settlement Date:	December 13, 2010; T+5

CUSIP:	136069DS7

ISIN:	US136069DS70

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. CIBC World Markets Corp. J.P. Morgan Securities LLC

Co-Managers:	Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wells Fargo Securities, LLC

Underwriter	Principal Amount of Senior Notes to Be Purchased
Barclays Capital Inc.	US$	210,000,000
Citigroup Global Markets Inc.	US$	210,000,000
CIBC World Markets Corp.	US$	185,000,000
J.P. Morgan Securities LLC	US$	185,000,000
Credit Suisse Securities (USA) LLC	US$	30,000,000
Deutsche Bank Securities Inc.	US$	30,000,000
Goldman, Sachs & Co.	US$	30,000,000
HSBC Securities (USA) Inc.	US$	30,000,000
Morgan Stanley & Co. Incorporated	US$	30,000,000
UBS Securities LLC	US$	30,000,000
Wells Fargo Securities, LLC	US$	30,000,000

Total	US$	1,000,000,000

The Bank has filed a registration statement (File No. 333-168062) (including a base shelf prospectus dated July 14, 2010) and a preliminary prospectus supplement dated December 6, 2010 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. toll-free at (888) 603-5847 or Citigroup Global Markets Inc. toll-free at (877) 858-5407 or CIBC World Markets Corp. toll-free at (800) 282-0822 or J.P. Morgan Securities LLC collect at (212) 834-4533.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.